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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  FORM 12b-25

                          Notification of Late Filing

                                             Commission File Number 1-13226
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(Check one)
/ / Form 10-K and Form 10-KSB   / / Form 11-K
/ / Form 20-F  /X/ Form 10-Q and Form 10-QSB   / / Form N-SAR

      For period ended      March 27, 1996
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/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR

      For the transition period ended
                                      -----------------------------

      Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification relates:
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                                     PART I
                            REGISTRATION INFORMATION

      Full name of registrant  DenAmerica Corp.
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      Former name if applicable   American Family Restaurants, Inc.
                                  ---------------------------------

     Address of principal executive office (Street and Number)

                    7373 North Scottsdale Road, Suite D-120
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     City, State and Zip Code  Scottsdale, Arizona  85253
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                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      /X/ (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form
N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   On March 29, 1996, Denwest Restaurant Corp. ("DRC") merged with and into American Family Restaurants, Inc. ("AFR"), with AFR as the surviving corporation (the "Merger"). In connection with the Merger, the name of AFR was changed to DenAmerica Corp. (the "Company"). Upon consumation of the Merger, all of the previously outstanding shares of DRC capital stock were automatically converted into an aggregate number of shares of the Company's common stock representing approximately 53.0% of the outstanding shares of the Company's common stock immediately following the Merger, together with an aggregate of $24,250,000 principal amount of the Company's 13% Subordinated Notes due 2003 and common stock purchase warrants to purchase an aggregate of 666,000 shares of the Company's common stock.

   Because the former shareholders of DRC owned an aggregate of approximately 53.0% of the Company's outstanding common stock following the Merger, the transaction has been accounted for as a reverse purchase under generally accepted accounting principles, pursuant to which DRC is considered to be the acquiring company for accounting purposes, even though the Company is the surviving legal entity. As a result, (i) the historical financial statements of DRC will be the continuing historical financial statements of the Company;
(ii) the fair market value of the assets and liabilities of AFR at the effective date of the Merger will be consolidated with the historical financial statements of DRC; (iii) the Company's fiscal year end will change to DRC's fiscal year end of on or about December 31 of each year; and (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1996 will reflect DRC's financial statements for that period.

   As a result of the reverse purchase accounting described above and delays associated with consolidating the managerial personnel and systems of DRC with those of the Company following the Merger, financial reports necessary to file the Form 10-Q in a timely manner could not be prepared without incurring unreasonable effort and expense.


                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

  Todd S. Brown, Chief Financial Officer        602           483-7055
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       (Name)                                (Area Code)  (Telephone Number)

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      (2) Have all other periodic reports required under Section
13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             / X / Yes     / / No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        Not applicable - See Part III

                              / / Yes     / / No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      DenAmerica Corp.
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        (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 10, 1996         By   /s/ Todd S. Brown
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                                    Todd S. Brown
                                    Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
      Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C.1001).


                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
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      2. One signed original and four conformed copies of this
form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.